Preliminary announcement on the disclosure of financial statements

04.04.2019

Preliminary announcement of the publication of financial reports according to Articles 114, 115, 117 of the WpHG [the German Securities Act] transmitted by DGAP - a service of EQS Group AG.

The issuer is solely responsible for the content of this announcement.

Biofrontera AG hereby announces that the following financial reports shall be disclosed :

Report: Annual financial report

Date of disclosure / German: April 29, 2019

Date of disclosure / English: April 29, 2019

German: https://www.biofrontera.com/de/investoren/finanzberichte.html

English: https://www.biofrontera.com/en/investors/financial-reports.html

Report: Annual financial report of the group

Date of disclosure / German: April 29, 2019

Date of disclosure / English: April 29, 2019

German: https://www.biofrontera.com/de/investoren/finanzberichte.html

English: https://www.biofrontera.com/en/investors/financial-reports.html

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com